IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.





SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

03059989

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for August 26, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on AUGUST 26, 2003.

CWMBS, INC.

By: 
Darren Bigby
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by GREENWICH CAPITAL MARKETS, INC.	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS, INC.

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-42
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-42

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS B-3
Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$1,200,000
Coupon	4.333%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	No

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
85-06	6.116	6.806	7.383	7.884	8.906
85-07	6.110	6.800	7.375	7.875	8.895
85-08	6.105	6.793	7.367	7.866	8.884
85-09	6.099	6.786	7.359	7.857	8.873
85-10	6.094	6.779	7.351	7.848	8.861
85-11	6.088	6.772	7.343	7.839	8.850
85-12	6.083	6.765	7.335	7.830	8.839
85-13	6.077	6.758	7.327	7.821	8.828
85-14	6.072	6.752	7.319	7.812	8.816
85-15	6.066	6.745	7.311	7.803	8.805
85-16	6.061	6.738	7.303	7.794	8.794
85-17	6.056	6.731	7.295	7.785	8.783
85-18	6.050	6.724	7.287	7.776	8.772
85-19	6.045	6.718	7.279	7.767	8.760
85-20	6.039	6.711	7.272	7.758	8.749
85-21	6.034	6.704	7.264	7.749	8.738
85-22	6.028	6.697	7.256	7.740	8.727
85-23	6.023	6.690	7.248	7.731	8.716
85-24	6.017	6.684	7.240	7.722	8.704
85-25	6.012	6.677	7.232	7.713	8.693
85-26	6.006	6.670	7.224	7.704	8.682
85-27	6.001	6.663	7.216	7.695	8.671
85-28	5.996	6.656	7.208	7.686	8.660
85-29	5.990	6.650	7.200	7.677	8.649
85-30	5.985	6.643	7.192	7.668	8.638
85-31	5.979	6.636	7.184	7.659	8.626
86-00	5.974	6.629	7.176	7.650	8.615
86-01	5.968	6.623	7.168	7.642	8.604
86-02	5.963	6.616	7.161	7.633	8.593
86-03	5.958	6.609	7.153	7.624	8.582
86-04	5.952	6.602	7.145	7.615	8.571
86-05	5.947	6.596	7.137	7.606	8.560
86-06	5.941	6.589	7.129	7.597	8.549
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	6.66	5.35	4.57	4.05	3.25
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS B-4
Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$900,000
Coupon	4.333%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	No

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
66-31	9.932	11.558	12.934	14.142	16.716
67-00	9.924	11.549	12.923	14.130	16.700
67-01	9.916	11.539	12.911	14.117	16.684
67-02	9.909	11.529	12.900	14.104	16.668
67-03	9.901	11.520	12.889	14.091	16.652
67-04	9.893	11.510	12.877	14.079	16.636
67-05	9.885	11.500	12.866	14.066	16.620
67-06	9.878	11.490	12.855	14.053	16.604
67-07	9.870	11.481	12.843	14.040	16.588
67-08	9.862	11.471	12.832	14.028	16.573
67-09	9.854	11.461	12.821	14.015	16.557
67-10	9.846	11.452	12.810	14.002	16.541
67-11	9.839	11.442	12.798	13.990	16.525
67-12	9.831	11.432	12.787	13.977	16.509
67-13	9.823	11.423	12.776	13.964	16.493
67-14	9.815	11.413	12.765	13.952	16.477
67-15	9.808	11.404	12.753	13.939	16.462
67-16	9.800	11.394	12.742	13.926	16.446
67-17	9.792	11.384	12.731	13.914	16.430
67-18	9.784	11.375	12.720	13.901	16.414
67-19	9.777	11.365	12.708	13.888	16.399
67-20	9.769	11.356	12.697	13.876	16.383
67-21	9.761	11.346	12.686	13.863	16.367
67-22	9.754	11.336	12.675	13.851	16.351
67-23	9.746	11.327	12.664	13.838	16.336
67-24	9.738	11.317	12.653	13.825	16.320
67-25	9.731	11.308	12.641	13.813	16.304
67-26	9.723	11.298	12.630	13.800	16.288
67-27	9.715	11.289	12.619	13.788	16.273
67-28	9.708	11.279	12.608	13.775	16.257
67-29	9.700	11.269	12.597	13.763	16.241
67-30	9.692	11.260	12.586	13.750	16.226
67-31	9.685	11.250	12.575	13.738	16.210
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	5.96	4.79	4.10	3.64	2.92
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS B-5
Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$1,799,900
Coupon	4.333%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	No

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
31-16	25.235	30.428	34.807	38.698	47.629
31-17	25.211	30.399	34.773	38.660	47.581
31-18	25.187	30.369	34.739	38.622	47.532
31-19	25.163	30.340	34.705	38.584	47.484
31-20	25.138	30.310	34.671	38.546	47.436
31-21	25.114	30.281	34.637	38.508	47.388
31-22	25.090	30.251	34.604	38.470	47.340
31-23	25.066	30.222	34.570	38.432	47.292
31-24	25.042	30.193	34.536	38.394	47.244
31-25	25.018	30.163	34.502	38.357	47.196
31-26	24.994	30.134	34.469	38.319	47.148
31-27	24.970	30.105	34.435	38.281	47.100
31-28	24.946	30.076	34.401	38.244	47.053
31-29	24.922	30.047	34.368	38.206	47.005
31-30	24.898	30.018	34.335	38.169	46.958
31-31	24.874	29.989	34.301	38.131	46.910
32-00	24.851	29.960	34.268	38.094	46.863
32-01	24.827	29.931	34.234	38.057	46.816
32-02	24.803	29.902	34.201	38.020	46.769
32-03	24.780	29.873	34.168	37.982	46.721
32-04	24.756	29.844	34.135	37.945	46.674
32-05	24.732	29.816	34.102	37.908	46.627
32-06	24.709	29.787	34.069	37.871	46.580
32-07	24.685	29.758	34.036	37.834	46.533
32-08	24.662	29.730	34.003	37.797	46.487
32-09	24.638	29.701	33.970	37.760	46.440
32-10	24.615	29.673	33.937	37.724	46.393
32-11	24.591	29.644	33.904	37.687	46.347
32-12	24.568	29.616	33.871	37.650	46.300
32-13	24.545	29.587	33.839	37.613	46.254
32-14	24.521	29.559	33.806	37.577	46.207
32-15	24.498	29.530	33.773	37.540	46.161
32-16	24.475	29.502	33.741	37.504	46.115
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	4.07	3.34	2.90	2.59	2.04
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS M

Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$9,000,000
Coupon	4.333%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-16	4.136	4.131	4.125	4.117	4.094
100-17	4.128	4.124	4.117	4.108	4.084
100-18	4.121	4.116	4.108	4.099	4.074
100-19	4.113	4.108	4.100	4.091	4.064
100-20	4.105	4.100	4.091	4.082	4.054
100-21	4.098	4.092	4.083	4.073	4.044
100-22	4.090	4.084	4.075	4.064	4.034
100-23	4.082	4.076	4.066	4.055	4.024
100-24	4.075	4.068	4.058	4.047	4.014
100-25	4.067	4.060	4.049	4.038	4.004
100-26	4.059	4.052	4.041	4.029	3.994
100-27	4.052	4.044	4.033	4.020	3.985
100-28	4.044	4.036	4.024	4.011	3.975
100-29	4.037	4.028	4.016	4.003	3.965
100-30	4.029	4.020	4.008	3.994	3.955
100-31	4.021	4.012	3.999	3.985	3.945
101-00	4.014	4.004	3.991	3.976	3.935
101-01	4.006	3.996	3.983	3.967	3.925
101-02	3.998	3.988	3.974	3.959	3.915
101-03	3.991	3.980	3.966	3.950	3.905
101-04	3.983	3.972	3.958	3.941	3.895
101-05	3.976	3.964	3.949	3.932	3.885
101-06	3.968	3.956	3.941	3.924	3.876
101-07	3.960	3.949	3.933	3.915	3.866
101-08	3.953	3.941	3.924	3.906	3.856
101-09	3.945	3.933	3.916	3.897	3.846
101-10	3.938	3.925	3.908	3.889	3.836
101-11	3.930	3.917	3.899	3.880	3.826
101-12	3.922	3.909	3.891	3.871	3.816
101-13	3.915	3.901	3.883	3.862	3.806
101-14	3.907	3.893	3.874	3.854	3.797
101-15	3.900	3.885	3.866	3.845	3.787
101-16	3.892	3.877	3.858	3.836	3.777
WAL (yr)	4.54	4.34	4.11	3.90	3.43
MDUR (yr)	4.05	3.88	3.69	3.51	3.11
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	04/25/08	04/25/08	04/25/08	04/25/08	04/25/08

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS B-1

Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$4,800,000
Coupon	4.333%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-21	4.344	4.348	4.353	4.357	4.365
99-22	4.336	4.340	4.345	4.348	4.355
99-23	4.329	4.332	4.336	4.339	4.345
99-24	4.321	4.324	4.328	4.330	4.335
99-25	4.313	4.316	4.319	4.321	4.325
99-26	4.305	4.308	4.311	4.312	4.314
99-27	4.298	4.300	4.302	4.303	4.304
99-28	4.290	4.292	4.294	4.295	4.294
99-29	4.282	4.284	4.285	4.286	4.284
99-30	4.275	4.276	4.277	4.277	4.274
99-31	4.267	4.268	4.268	4.268	4.264
100-00	4.259	4.260	4.260	4.259	4.254
100-01	4.251	4.252	4.251	4.250	4.244
100-02	4.244	4.244	4.243	4.241	4.234
100-03	4.236	4.236	4.235	4.232	4.224
100-04	4.228	4.228	4.226	4.223	4.214
100-05	4.221	4.220	4.218	4.215	4.204
100-06	4.213	4.212	4.209	4.206	4.194
100-07	4.205	4.204	4.201	4.197	4.184
100-08	4.197	4.195	4.192	4.188	4.174
100-09	4.190	4.187	4.184	4.179	4.164
100-10	4.182	4.179	4.175	4.170	4.154
100-11	4.174	4.171	4.167	4.161	4.144
100-12	4.167	4.163	4.159	4.153	4.134
100-13	4.159	4.155	4.150	4.144	4.124
100-14	4.151	4.147	4.142	4.135	4.114
100-15	4.144	4.139	4.133	4.126	4.104
100-16	4.136	4.131	4.125	4.117	4.094
100-17	4.128	4.124	4.117	4.108	4.084
100-18	4.121	4.116	4.108	4.099	4.074
100-19	4.113	4.108	4.100	4.091	4.064
100-20	4.105	4.100	4.091	4.082	4.054
100-21	4.098	4.092	4.083	4.073	4.044
WAL (yr)	4.54	4.34	4.11	3.90	3.43
MDUR (yr)	4.04	3.88	3.68	3.51	3.10
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	04/25/08	04/25/08	04/25/08	04/25/08	04/25/08

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS 2A-2

Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$104,000,000
Coupon	3.626%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-24	3.421	3.373	3.301	3.223	3.054
100-24+	3.417	3.369	3.295	3.217	3.044
100-25	3.414	3.364	3.290	3.210	3.035
100-25+	3.410	3.360	3.284	3.203	3.025
100-26	3.406	3.355	3.279	3.196	3.016
100-26+	3.403	3.351	3.273	3.190	3.007
100-27	3.399	3.347	3.268	3.183	2.997
100-27+	3.395	3.342	3.262	3.176	2.988
100-28	3.392	3.338	3.257	3.170	2.979
100-28+	3.388	3.334	3.251	3.163	2.969
100-29	3.385	3.329	3.246	3.156	2.960
100-29+	3.381	3.325	3.240	3.149	2.950
100-30	3.377	3.320	3.235	3.143	2.941
100-30+	3.374	3.316	3.229	3.136	2.932
100-31	3.370	3.312	3.224	3.129	2.922
100-31+	3.366	3.307	3.218	3.123	2.913
101-00	3.363	3.303	3.213	3.116	2.904
101-00+	3.359	3.299	3.207	3.109	2.894
101-01	3.355	3.294	3.202	3.102	2.885
101-01+	3.352	3.290	3.196	3.096	2.876
101-02	3.348	3.285	3.191	3.089	2.866
101-02+	3.345	3.281	3.185	3.082	2.857
101-03	3.341	3.277	3.180	3.076	2.847
101-03+	3.337	3.272	3.174	3.069	2.838
101-04	3.334	3.268	3.169	3.062	2.829
101-04+	3.330	3.264	3.163	3.055	2.819
101-05	3.326	3.259	3.158	3.049	2.810
101-05+	3.323	3.255	3.152	3.042	2.801
101-06	3.319	3.250	3.147	3.035	2.791
101-06+	3.316	3.246	3.141	3.029	2.782
101-07	3.312	3.242	3.136	3.022	2.773
101-07+	3.308	3.237	3.130	3.015	2.763
101-08	3.305	3.233	3.125	3.009	2.754
WAL (yr)	4.69	3.84	3.00	2.44	1.72
MDUR (yr)	4.25	3.52	2.80	2.30	1.65
First Prin Pay	05/25/07	06/25/06	10/25/05	06/25/05	11/25/04
Last Prin Pay	08/25/08	08/25/08	08/25/07	11/25/06	11/25/05

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS 2A-3
Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$35,200,000
Coupon	3.775%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-24	3.582	3.582	3.558	3.504	3.384
100-24+	3.579	3.579	3.554	3.499	3.377
100-25	3.575	3.575	3.550	3.494	3.371
100-25+	3.572	3.572	3.546	3.490	3.364
100-26	3.568	3.568	3.542	3.485	3.358
100-26+	3.565	3.565	3.538	3.480	3.351
100-27	3.561	3.561	3.535	3.476	3.345
100-27+	3.558	3.558	3.531	3.471	3.338
100-28	3.555	3.555	3.527	3.466	3.332
100-28+	3.551	3.551	3.523	3.462	3.325
100-29	3.548	3.548	3.519	3.457	3.319
100-29+	3.544	3.544	3.515	3.452	3.312
100-30	3.541	3.541	3.512	3.448	3.306
100-30+	3.537	3.537	3.508	3.443	3.299
100-31	3.534	3.534	3.504	3.438	3.293
100-31+	3.530	3.530	3.500	3.434	3.286
101-00	3.527	3.527	3.496	3.429	3.280
101-00+	3.524	3.524	3.492	3.424	3.273
101-01	3.520	3.520	3.489	3.420	3.267
101-01+	3.517	3.517	3.485	3.415	3.260
101-02	3.513	3.513	3.481	3.410	3.254
101-02+	3.510	3.510	3.477	3.406	3.247
101-03	3.506	3.506	3.473	3.401	3.241
101-03+	3.503	3.503	3.470	3.396	3.234
101-04	3.499	3.499	3.466	3.392	3.228
101-04+	3.496	3.496	3.462	3.387	3.221
101-05	3.493	3.493	3.458	3.382	3.215
101-05+	3.489	3.489	3.454	3.378	3.208
101-06	3.486	3.486	3.450	3.373	3.202
101-06+	3.482	3.482	3.447	3.368	3.195
101-07	3.479	3.479	3.443	3.364	3.189
101-07+	3.475	3.475	3.439	3.359	3.182
101-08	3.472	3.472	3.435	3.355	3.176
WAL (yr)	4.99	4.99	4.45	3.60	2.52
MDUR (yr)	4.48	4.48	4.04	3.31	2.37
First Prin Pay	08/25/08	08/25/08	08/25/07	11/25/06	11/25/05
Last Prin Pay	08/25/08	08/25/08	08/25/08	08/25/07	06/25/06

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS 2A-4

Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$106,600,000
Coupon	3.791%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-24	3.598	3.598	3.598	3.591	3.553
100-24+	3.595	3.595	3.595	3.588	3.549
100-25	3.591	3.591	3.591	3.584	3.545
100-25+	3.588	3.588	3.588	3.581	3.540
100-26	3.584	3.584	3.584	3.577	3.536
100-26+	3.581	3.581	3.581	3.574	3.532
100-27	3.577	3.577	3.577	3.570	3.528
100-27+	3.574	3.574	3.574	3.566	3.524
100-28	3.570	3.570	3.570	3.563	3.520
100-28+	3.567	3.567	3.567	3.559	3.516
100-29	3.564	3.564	3.564	3.556	3.511
100-29+	3.560	3.560	3.560	3.552	3.507
100-30	3.557	3.557	3.557	3.549	3.503
100-30+	3.553	3.553	3.553	3.545	3.499
100-31	3.550	3.550	3.550	3.542	3.495
100-31+	3.546	3.546	3.546	3.538	3.491
101-00	3.543	3.543	3.543	3.534	3.487
101-00+	3.539	3.539	3.539	3.531	3.482
101-01	3.536	3.536	3.536	3.527	3.478
101-01+	3.533	3.533	3.533	3.524	3.474
101-02	3.529	3.529	3.529	3.520	3.470
101-02+	3.526	3.526	3.526	3.517	3.466
101-03	3.522	3.522	3.522	3.513	3.462
101-03+	3.519	3.519	3.519	3.510	3.458
101-04	3.515	3.515	3.515	3.506	3.454
101-04+	3.512	3.512	3.512	3.503	3.449
101-05	3.508	3.508	3.508	3.499	3.445
101-05+	3.505	3.505	3.505	3.495	3.441
101-06	3.502	3.502	3.502	3.492	3.437
101-06+	3.498	3.498	3.498	3.488	3.433
101-07	3.495	3.495	3.495	3.485	3.429
101-07+	3.491	3.491	3.491	3.481	3.425
101-08	3.488	3.488	3.488	3.478	3.420
WAL (yr)	4.99	4.99	4.99	4.83	4.09
MDUR (yr)	4.48	4.48	4.48	4.35	3.73
First Prin Pay	08/25/08	08/25/08	08/25/08	08/25/07	06/25/06
Last Prin Pay	08/25/08	08/25/08	08/25/08	08/25/08	08/25/08

CountryWide Mortgage Pass-Through Certs, Series 2003-42

Distribution Period	Actual/360 Class 2A-1 Available Funds Cap Schedule[1][2]
0	
1	5.53648%
2	20.59024%
3	20.22349%
4	19.91465%
5	19.52372%
6	19.16053%
7	18.89110%
8	18.40328%
9	18.06704%
10	17.59810%
11	17.24479%
12	16.73519%
13	16.27839%
14	15.89006%
15	15.30502%
16	14.88499%
17	14.23695%
18	13.66058%
19	13.44897%
20	12.40578%
21	11.86016%
22	10.98501%
23	10.36010%
24	9.35086%
25	8.43398%
26	7.63631%
27	6.41632%
28	6.77317%
29	6.70962%
30	6.88432%
31	7.84164%
32	7.31016%
33	7.82571%
34	7.88121%
35	8.52134%
36	8.68661%
37	9.22728%
38	10.23749%
39	10.78820%
40	12.37371%
41	13.65823%
42	16.23450%
43	22.88305%
44	30.10153%
45	66.03034%
46	0.00000%

(1) The Available Funds Cap is calculated assuming current 1-Month LIBOR of 20.00% and is run at the pricing speed of 15% CPR to the maturity date. Includes proceeds from the Yield Maintenance Agreement.

(2) The Class 2A-1 Available Funds Cap = (Class 2A-1 Beg Balance * [lesser of (i) cap strike price and (ii) Group II Net WAC] + all excess interest + Cap Cashflow) / Class 2A-1 Beginning Balance

Countrywide Home Loans
Series 2003-42

Marketing Materials

$[965,000,000]
(Approximate Total Notional Balance)

Class X-1 and Class X-2

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor

RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: July [23], 2003***

Countrywide Home Loans, Series 2003-42
$[965,000,000]
(Approximate Total Notional Balance, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[1]	Principal Amount (Approx.)	WAL to Call or WAVG Roll/Maturity (Yrs) [2]	Pmt Window to Call or WAVG Roll/Maturity (Mths) [2]	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
X-1	Notional[4]	N/A	N/A	(6)	Senior IO	AAA/Aaa
X-2	Notional[5]	N/A	N/A	(7)	Senior IO	AAA/Aaa
1-A	$[96,500,000]	1.96/3.20	1-36/1-360	Variable[3]	Senior	AAA/Aaa
2A-1	$[236,700,000]	1.00/1.00	1-26/1-26	Floating[8]	Senior	AAA/Aaa
2A-2	$[104,000,000]	3.00/3.00	26-48/26-48	Fixed[9]	Senior	AAA/Aaa
2A-3	$[35,200,000]	4.45/4.45	48-60/48-60	Fixed[9]	Senior	AAA/Aaa
2A-4	$[106,600,000]	4.99/8.09	60/60-360	Fixed[9]	Senior	AAA/Aaa
A-R	$[100]				Senior/Residual	AAA/Aaa
M	$[9,000,000]	Information Not Provided Hereby			Subordinate	AA/Aa2
B-1	$[4,800,000]				Subordinate	A/A2
B-2	$[3,300,000]				Subordinate	BBB/Baa2
B-3	$[1,200,000]				Subordinate	BB/Ba2
B-4	$[900,000]	Privately Offered Certificates			Subordinate	B/B2
B-5	$[1,799,900]				Subordinate	UR/UR
Total:	**$[600,000,000]**					

(1) The Class 1-A Certificates are backed by cash flow from the Group I Mortgage Loans which is composed of 3/1 adjustable rate Mortgage Loans. The Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates are backed by cash flow from the Group II Mortgage Loans, which is composed of 5/1 adjustable rate Mortgage Loans. The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.

(2) WAL and payment window for the Class 1-A, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates are shown to the Weighted Average Roll Date (as described herein) and maturity. The WAL and Payment Window for the Class 2A-1 Certificates is shown to the Optional Call and Maturity Date.

(3) For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC of the Group I Mortgage Loans.

(4) *On each Distribution Date on or prior to the Distribution Date in [August 2008], the Notional Amount of the Class X1 Certificates will be equal to the aggregate principal balance of the Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates. On the Closing Date, the Notional Amount of the Class X1 Certificates will be equal to approximately $[482,500,000]. On each Distribution Date after the Distribution Date in [August 2008], the Notional Amount of the Class X-1 will be equal to zero. The Class X-1 Certificates will accrue interest on its related Notional Amount and will not be entitled to any payment of principal.*

(5) *On each Distribution Date on or prior to the Distribution Date in [August 2008], the Notional Amount of the Class X2 Certificates will be equal to the aggregate principal balance of he Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates. On the Closing Date, the Notional Amount of the Class X2 Certificates will be equal to approximately $[482,500,000]. On each Distribution Date after the Distribution Date in [August 2008], the Notional Amount of the Class X-2 will be equal to zero. The Class X-2 Certificates will accrue interest on its related Notional Amount and will not be entitled to any payment of principal*

(6) *The Class X-1 Certificates will accrue, based on its Notional Balance, as described above, up to and including the Distribution Date in [August 2008], at a variable rate equal to the excess, if any, of (i) the weighted average pass-through rate of the Group II Mortgage Loans over (ii) the certificate interest rate of the Class 2A-4 Certificates. After the Distribution Date in [August 2008], the Class X-1 Certificates will not accrue any interest.*

(7) *The Class X-2 Certificates will accrue, based on its Notional Balance, as described above, up to and including the Distribution Date in [August 2008], at a variable rate equal to the excess, if any, of (i) he certificate interest rate of the Class 2A-4 Certificates over (ii) the weighted average pass-through rate of the Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates, adjusted for the related interest accrual period. After the Distribution Date in [August 2008], the Class X2 Certificates will not accrue any interest.*

(8) *For every Distribution Date on or prior to the related Weighted Average Roll Date, the interest rate on the Class 2A-1 Certificates will be equal to One-Month LIBOR plus a margin, subject to the Group II Net WAC Cap. For every Distribution Date after the related Weighted Average Roll Date, the Class 2A-1 Certificates will have an interest rate equal to the Net WAC of the Group II Mortgage Loans, adjusted for an actual/360 basis.*

(9) *For every Distribution Date on or prior to the related Weighted Average Roll Date, the Class 2A-2, Class 2A-3 and Class 2A-4 Certificates will have an interest rate equal to the lesser of (a) the fixed interest rate for the related Certificate and (b) the Net WAC of the Group II Mortgage Loans. For every Distribution Date after the related Weighted Average Roll Date, the Class 2A-2, Class 2A-3 and Class 2A-4 Certificates will have an interest rate equal to the Net WAC of the Group II Mortgage Loans.*

Depositor:	*CWMBS, Inc.*
Seller:	Countrywide Home Loans, Inc. ("***Countrywide***").
Master Servicer:	Countrywide Home Loans Servicing LP
Underwriter:	Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").
Trustee:	The Bank of New York.
Rating Agencies:	[Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.
Cut-off Date:	August 1, 2003.
Expected Pricing Date:	On or about July [25], 2003.
Closing Date:	On or about August 28, 2003.
Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.
Certificates:	The "***Senior Certificates***" will consist of the Class 1-A, Class 2A-1, Class 2A-2, Class 2A-3, Class 2A-4 (the "***Class A Certificates***"), Class X-1, Class X-2 (the "***Class X Certificates***") and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***." The Class X Certificates are being offered hereby.
Accrued Interest:	The Class A Certificates (other than the Class 2A-1 Certificates) and the Class X Certificates will settle with accrued interest. The price to be paid by investors for the Class A Certificates (other than the Class 2A-1 Certificates) will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days). The price to be paid by investors for the Class 2A-1 Certificates will not include accrued interest (settle flat).
Interest Accrual Period:	The interest accrual period with respect to the Class 1-A, Class 2A-2, Class 2A-3, Class 2A-4 and Class X Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). The interest accrual period with respect to the Class 2A-1 Certificates for a given Distribution Date will be the period beginning on the 25th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month (on an actual/360 basis).
Registration:	The Class X Certificates will be made available in book-entry form through DTC. It is anticipated that the Class X Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class X Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class X Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.

SMMEA Treatment: The Class X Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [August 2006] for the Group I Mortgage Loans and the Distribution Date in [August 2008] for the Group II Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[600,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36 months after the date of origination of each mortgage loan ("***3/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***") and (ii) approximately $[500,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 60 months after the date of origination of each mortgage loan ("***5/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I and Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 3 or 5 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 27 or 25 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[600,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to be approximately [3.50]% total subordination.

Reserve Fund:

As of the Closing Date, the ***"Reserve Fund"*** is established on behalf of the Class 2A-1 Certificates. The Reserve Fund will be funded with any payments made pursuant to the Yield Maintenance Agreement and, to the extent necessary, by interest otherwise distributable to the Class X Certificates. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the Class 2A-1 Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Carryover Shortfall Amount, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Group II Net WAC Cap:

The weighted average net Group II Mortgage Loan rate, adjusted for an actual/360 basis.

Carryover Shortfall Amount:

The Class 2A-1 Certificates will have an interest rate equal to LIBOR plus a margin, subject to the Group II Net WAC Cap.

If on any Distribution Date, the Certificate Interest Rate of the Class 2A-1 Certificates is subject to the Group II Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Group II Net WAC Cap, but only up to the sum of (i) the cap strike price and (ii) the Class 2A-1 Certificate margin) over (b) the amount of interest received on such Certificates based on the Group II Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Group II Net WAC Cap, but only up to the sum of (i) the cap strike price and (ii) the Class 2A-1 Certificate margin) (together, the ***"Carryover Shortfall Amount"***) from amounts on deposit in the Reserve Fund. Any Carryover Shortfall Amount will be paid on such Distribution Date or future Distribution Dates solely from amounts available in the Reserve Fund.

Yield Maintenance Agreement:

On behalf of the Class 2A-1 Certificates, an interest rate cap contract (the ***"Yield Maintenance Agreement"***) will be entered into between the trust and the cap counterparty. On any Distribution Date on or prior to October 2005, the proceeds of the Yield Maintenance Agreement will equal the product of (i) the Yield Maintenance Agreement notional balance for such Distribution Date, (ii) the excess, if any, of One-Month LIBOR over the cap strike price (the ***"Yield Maintenance Amount"***) and (iii) a fraction, the numerator of which is the actual number of days in the related interest accrual period and the denominator of which is 360. For any Distribution Date on or prior to [October 2005], the proceeds from the Yield Maintenance Agreement to benefit the Class 2A-1 Certificates will be determined on a notional balance equal to the lesser of (i) the principal balance of the Class 2A-1 Certificates and (ii) the Yield Maintenance Agreement Notional Balance, in each case, as of such Distribution Date. The last payment, if any, under the Yield Maintenance Agreement will be on the Distribution Date in [October 2005].

Shifting Interest:

Until the first Distribution Date occurring after August [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2003 – August [2008]	0% Pro Rata Share
September [2008] – August [2009]	30% Pro Rata Share
September [2009] – August [2010]	40% Pro Rata Share
September [2010] – August [2011]	60% Pro Rata Share
September [2011] – August [2012]	80% Pro Rata Share
September [2012] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*, pro-rata, to the related Senior Certificates (other than the Class X Certificates) until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) on the Mortgage Loans will be allocated to the related Class A Certificates and the related component of the Subordinate Certificates on a pro-rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class, generally from the related loan group:
   i. Class 1-A Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   ii. Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates, principal sequentially from the related loan group allocable to such class until their respective certificate principal balances are reduced to zero[1];
4) To the Class 2A-1 Certificates, the Carryover Shortfall Amount and Yield Maintenance Amount, if any;
5) The Class X-1 and Class X-2 Certificates, concurrently, accrued interest from the related loan group;
6) From both loan groups, Class M, Class B-1 and Class B-2 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
7) From both loan groups, Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
8) Class A-R Certificate, any remaining amount.

(1) Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Countrywide Home Loans		
Series 2003-42		
30 Year 3/1 Hybrid ARM Loans – Group I Mortgage Loans		
Preliminary Collateral Information		
As of August 1, 2003		
Product		**30 Year 3/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.25% (+/- 10 bps)
Weighted Average Net Margin		2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		2.000%
Weighted Average Max Rate		10.250% (+/- 10 bps)
Weighted Average Months to Roll		36 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25%
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 55% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-42
30 Year 5/1 Hybrid ARM Loans - Group II Mortgage Loans
Preliminary Collateral Information
As of August 1, 2003

Product		**30 Year 5/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.65% (+/- 10 bps)
Weighted Average Net Margin		1.875% (+/- 5 bps)
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.65000% (+/- 10 bps)
Weighted Average Months to Roll		60 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 65% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-42

Marketing Materials

$[579,000,000] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor


RBS Greenwich Capital

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Preliminary Term Sheet ***Date Prepared: July 8, 2003***

Countrywide Home Loans, Series 2003-42

$[579,000,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class[(1)]	Principal Amount (Approx.)[(1)]	WAL to Call or WAVG Roll/Maturity (Yrs)[(2)]	Pmt Window to Call or WAVG Roll/Maturity (Mths)[(2)]	Interest Rate Type	Tranche Type	Expected Ratings [S&P/Moody's]
1-A	$[96,500,000]	1.96/3.20	1-36/1-360	Variable[(3)]	Senior	AAA/Aaa
2A-1	$[236,700,000]	1.00/1.00	1-26/1-26	Floating[(4)]	Senior	AAA/Aaa
2A-2	$[104,000,000]	3.00/3.00	26-48/26-48	Fixed[(5)]	Senior	AAA/Aaa
2A-3	$[35,200,000]	4.45/4.45	48-60/48-60	Fixed[(5)]	Senior	AAA/Aaa
2A-4	$[106,600,000]	4.99/8.09	60/60-360	Fixed[(5)]	Senior	AAA/Aaa
A-R	$[100]	Information Not Provided Hereby			Senior/Residual	AAA/Aaa
X-1	$[482,500,000]				Senior IO	AAA/Aaa
X-2	$[482,500,000]				Senior IO	AAA/Aaa
M	$[9,000,000]				Subordinate	AA/Aa2
B-1	$[4,800,000]				Subordinate	A/A2
B-2	$[3,300,000]				Subordinate	BBB/Baa2
B-3	$[1,200,000]	Privately Offered Certificates			Subordinate	BB/Ba2
B-4	$[900,000]				Subordinate	B/B2
B-5	$[1,799,900]				Subordinate	UR/UR
Total:	**$[600,000,000]**					

(1) The Class 1-A Certificates are backed by cash flow from the Group I Mortgage Loans which is composed of 3/1 adjustable rate Mortgage Loans. The Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates are backed by cash flow from the Group II Mortgage Loans, which is composed of 5/1 adjustable rate Mortgage Loans. The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.

(2) WAL and payment window for the Class 1-A, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates are shown to the Weighted Average Roll Date (as described herein) and maturity. The WAL and Payment Window for the Class 2A-1 Certificates is shown to the Optional Call and Maturity Date.

(3) For every Distribution Date, the interest rate for the Class 1-A Certificates will be equal to the Net WAC of the Group I Mortgage Loans..

(4) For every Distribution Date on or prior to the related Weighted Average Roll Date, the interest rate on the Class 2A-1 Certificates will be equal to One-Month LIBOR plus a margin, subject to the Group II Net WAC Cap. For every Distribution Date after the related Weighted Average Roll Date, the Class 2A-1 Certificates will have an interest rate equal to the Net WAC of the Group II Mortgage Loans, adjusted for an actual/360 basis.

(5) For every Distribution Date on or prior to the related Weighted Average Roll Date, the Class 2A-2, Class 2A-3 and Class 2A-4 Certificates will have an interest rate equal to the lesser of (a) the fixed interest rate for the related Certificate and (b) the Net WAC of the Group II Mortgage Loans. For every Distribution Date after the related Weighted Average Roll Date, the Class 2A-2, Class 2A-3 and Class 2A-4 Certificates will have an interest rate equal to the Net WAC of the Group II Mortgage Loans.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: [Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Expected Pricing Date: On or about July [11], 2003.

Closing Date: On or about August 28, 2003.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.

Certificates: The "***Senior Certificates***" will consist of the Class 1-A, Class 2A-1, Class 2A-2, Class 2A-3, Class 2A-4 (the "***Class A Certificates***"), Class X-1, Class X-2 (the "***Class X Certificates***") and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates,***" together with the Senior Subordinate Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" The Class A Certificates are being offered publicly.

Accrued Interest: The Class A Certificates (other than the Class 2A-1 Certificates) will settle with accrued interest. The price to be paid by investors for the Class A Certificates (other than the Class 2A-1 Certificates) will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days). The price to be paid by investors for the Class 2A-1 Certificates will not include accrued interest (settle flat).

Interest Accrual Period: The interest accrual period with respect to the Class 1-A, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). The interest accrual period with respect to the Class 2A-1 Certificates for a given Distribution Date will be the period beginning on the 25th day of the month (or, in the case of the first Distribution Date, the Closing Date) and ending on the 24th day of the month (on an actual/360 basis).

Registration: The Class A Certificates will be made available in book-entry form through DTC. It is anticipated that the Class A Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.

Federal Tax Treatment: It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Class A Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Class A Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.

SMMEA Treatment: The Class A Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [August 2006] for the Group I Mortgage Loans and the Distribution Date in [August 2008] for the Group II Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[600,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36 months after the date of origination of each mortgage loan ("***3/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***") and (ii) approximately $[500,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 60 months after the date of origination of each mortgage loan ("***5/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I and Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 3 or 5 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 27 or 25 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[600,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to be approximately [3.50]% total subordination.

Reserve Fund: As of the Closing Date, the ***"Reserve Fund"*** is established on behalf of the Class 2A-1 Certificates. The Reserve Fund will be funded with any payments made pursuant to the Yield Maintenance Agreement and, to the extent necessary, by interest otherwise distributable to the Class X Certificates. The Reserve Fund will not be an asset of the REMIC. On any Distribution Date, the Class 2A-1 Certificates will be entitled to receive payments from the Reserve Fund in an amount equal to the related Carryover Shortfall Amount, if any. Any amounts remaining in the Reserve Fund after such distribution will be distributed to the Class X Certificates.

Group II Net WAC Cap: The weighted average net Group II Mortgage Loan rate, adjusted for an actual/360 basis.

Carryover Shortfall Amount: The Class 2A-1 Certificates will have an interest rate equal to LIBOR plus a margin, subject to the Group II Net WAC Cap.

If on any Distribution Date, the Certificate Interest Rate of the Class 2A-1 Certificates is subject to the Group II Net WAC Cap, such Certificates become entitled to payment of an amount equal to the sum of (i) the excess of (a) interest accrued at the respective Certificate Interest Rate (without giving effect to the Group II Net WAC Cap, but only up to the sum of (i) the cap strike price and (ii) the Class 2A-1 Certificate margin) over (b) the amount of interest received on such Certificates based on the Group II Net WAC Cap, plus (ii) the unpaid portion of any such excess from previous Distribution Dates (and any interest thereon at the then applicable Certificate Interest Rate without giving effect to the Group II Net WAC Cap, but only up to the sum of (i) the cap strike price and (ii) the Class 2A-1 Certificate margin) (together, the ***"Carryover Shortfall Amount"***) from amounts on deposit in the Reserve Fund. Any Carryover Shortfall Amount will be paid on such Distribution Date or future Distribution Dates solely from amounts available in the Reserve Fund.

Yield Maintenance Agreement: On behalf of the Class 2A-1 Certificates, an interest rate cap contract (the ***"Yield Maintenance Agreement"***) will be entered into between the rust and the cap counterparty. On any Distribution Date on or prior to October 2005, the proceeds of the Yield Maintenance Agreement will equal the product of (i) the Yield Maintenance Agreement notional balance for such Distribution Date, (ii) the excess, if any, of one month LIBOR over the cap strike price (the ***"Yield Maintenance Amount"***) and (iii) a fraction, the numerator of which is the actual number of days in the related interest accrual period and the denominator of which is 360. For any Distribution Date on or prior to October 2005, the proceeds from the Yield Maintenance Agreement to benefit the Class 2A-1 Certificates will be determined on a notional balance equal to the lesser of (i) the principal balance of the Class 2A-1 Certificates and (ii) the Yield Maintenance Agreement Notional Balance, in each case, as of such Distribution Date. The last payment, if any, under the Yield Maintenance Agreement will be on the Distribution Date in [October 2005].

Distribution Period	Actual/360 Class 2A-1 Available Funds Cap Schedule(1)(2)
1	4.71%
2	20.15%
3	20.15%
4	20.15%
5	20.15%
6	20.15%
7	20.16%
8	20.15%
9	20.15%
10	20.15%
11	20.15%
12	20.15%
13	20.15%
14	20.15%
15	20.15%
16	20.15%
17	20.15%
18	20.15%
19	20.16%
20	20.15%
21	20.15%
22	20.15%
23	20.15%
24	20.15%
25	20.15%
26	20.15%

(1) The Available Funds Cap is calculated assuming current 1-Month LIBOR of 20.00% and is run at the pricing speed of25% CPR to the maturity date. Includes proceeds from the Yield Maintenance Agreement.

(2) The Class 2A-1 Available Funds Cap = (Class 2A-1 Beg Balance * [lesser of (i) cap strike price and (ii) Group II Net WAC] + excess interest + Cap Cashflow) / Class 2A-1 Beginning Balance

Shifting Interest:

Until the first Distribution Date occurring after August [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2003 – August [2008]	0% Pro Rata Share
September [2008] – August [2009]	30% Pro Rata Share
September [2009] – August [2010]	40% Pro Rata Share
September [2010] – August [2011]	60% Pro Rata Share
September [2011] – August [2012]	80% Pro Rata Share
September [2012] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*; pro-rata, to the Senior Certificates (other than the Class X Certificates) until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the Certificates (other than the Class X Certificates) on a pro rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class, generally from the related loan group:
   i. Class A-1 Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   ii. Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates, principal sequentially from the related loan group allocable to such class until their respective certificate principal balances are reduced to zero[1];
4) To the Class 2A-1 Certificates, the Carryover Shortfall Amount and Yield Maintenance Amount, if any;
5) The Class X-1 and Class X-2 Certificates, concurrently, accrued interest from the related loan group;
6) From both groups, Class M, Class B-1 and Class B-2 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
7) From both groups, Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal allocable to such Classes;
8) Class A-R Certificate, any remaining amount.

(1) Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS 1A

Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$96,500,000
Coupon	4.000%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	No
To WAVG Roll Date	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-25+	3.090	3.011	2.923	2.825	2.593
101-26	3.083	3.004	2.915	2.816	2.582
101-26+	3.076	2.996	2.907	2.807	2.571
101-27	3.069	2.988	2.898	2.798	2.560
101-27+	3.062	2.981	2.890	2.789	2.550
101-28	3.055	2.973	2.882	2.780	2.539
101-28+	3.048	2.965	2.874	2.771	2.528
101-29	3.041	2.958	2.865	2.762	2.518
101-29+	3.034	2.950	2.857	2.753	2.507
101-30	3.027	2.943	2.849	2.744	2.496
101-30+	3.020	2.935	2.841	2.735	2.486
101-31	3.013	2.927	2.832	2.726	2.475
101-31+	3.006	2.920	2.824	2.717	2.464
102-00	2.999	2.912	2.816	2.708	2.454
102-00+	2.992	2.905	2.808	2.699	2.443
102-01	2.985	2.897	2.799	2.691	2.432
102-01+	2.978	2.890	2.791	2.682	2.422
102-02	2.971	2.882	2.783	2.673	2.411
102-02+	2.964	2.874	2.775	2.664	2.400
102-03	2.957	2.867	2.766	2.655	2.390
102-03+	2.950	2.859	2.758	2.646	2.379
102-04	2.943	2.852	2.750	2.637	2.368
102-04+	2.936	2.844	2.742	2.628	2.358
102-05	2.929	2.836	2.734	2.619	2.347
102-05+	2.922	2.829	2.725	2.610	2.337
102-06	2.915	2.821	2.717	2.601	2.326
102-06+	2.908	2.814	2.709	2.592	2.315
102-07	2.901	2.806	2.701	2.583	2.305
102-07+	2.894	2.799	2.692	2.574	2.294
102-08	2.887	2.791	2.684	2.565	2.283
102-08+	2.880	2.783	2.676	2.556	2.273
102-09	2.873	2.776	2.668	2.548	2.262
102-09+	2.866	2.768	2.660	2.539	2.252
WAL (yr)	2.32	2.13	1.96	1.79	1.50
MDUR (yr)	2.18	2.01	1.85	1.71	1.43
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/06	08/25/06	08/25/06	08/25/06	08/25/06

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS 1A

Price-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$96,500,000
Coupon	4.000%
Cut-off Date	08/01/03
Next Payment Date	09/25/03
Accrued Interest Days	27
Cleanup Call	Yes
To WAVG Roll Date	No

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-25+	3.164	3.101	3.020	2.921	2.662
101-26	3.160	3.096	3.014	2.914	2.653
101-26+	3.156	3.092	3.009	2.907	2.643
101-27	3.153	3.087	3.003	2.900	2.634
101-27+	3.149	3.082	2.997	2.893	2.624
101-28	3.145	3.078	2.991	2.886	2.614
101-28+	3.142	3.073	2.986	2.879	2.605
101-29	3.138	3.068	2.980	2.872	2.595
101-29+	3.134	3.064	2.97[illegible]	2.866	2.586
101-30	3.131	3.059	2.96[illegible]	2.859	2.576
101-30+	3.127	3.054	2.9[illegible]3	2.852	2.567
101-31	3.124	3.050	2.9[illegible]7	2.845	2.557
101-31+	3.120	3.045	2.[illegible]	2.838	2.548
102-00	3.116	3.040	2.[illegible]	2.831	2.538
102-00+	3.113	3.036	2.9[illegible]	2.824	2.529
102-01	3.109	3.031	2.934	2.817	2.519
102-01+	3.105	3.026	2.928	2.810	2.510
102-02	3.102	3.022	2.922	2.803	2.500
102-02+	3.098	3.017	2.917	2.797	2.491
102-03	3.094	3.012	2.911	2.790	2.481
102-03+	3.091	3.008	2.90[illegible]	2.783	2.472
102-04	3.087	3.003	2.90[illegible]	2.776	2.462
102-04+	3.083	2.999	2.8[illegible]4	2.769	2.453
102-05	3.080	2.994	2.8[illegible]	2.762	2.443
102-05+	3.076	2.989	2.[illegible]	2.755	2.434
102-06	3.073	2.985	2.[illegible]	2.748	2.424
102-06+	3.069	2.980	2.[illegible]	2.741	2.415
102-07	3.065	2.975	2.86[illegible]	2.735	2.405
102-07+	3.062	2.971	2.8[illegible]	2.728	2.396
102-08	3.058	2.966	2.8[illegible]	2.721	2.386
102-08+	3.054	2.961	2.84[illegible]	2.714	2.377
102-09	3.051	2.957	2.8[illegible]2	2.707	2.367
102-09+	3.047	2.952	2.8[illegible]	2.700	2.358
WAL (yr)	4.84	3.68	[illegible]	2.39	1.69
MDUR (yr)	4.19	3.28	[illegible]	2.21	1.61
First Prin Pay	09/25/03	09/25/03	09/2[illegible]	09/25/03	09/25/03
Last Prin Pay	01/25/16	02/25/13	03/2[illegible]	11/25/09	01/25/08

Class 2A-1 to Optional Call

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-00					
WAL (yr)	1.70	1.27	[illegible].00	0.82	0.59
MDUR (yr)	1.67	1.25	0.[illegible]9	0.81	0.58
First Prin Pay	09/25/03	09/25/03	09/[illegible]5/03	09/25/03	09/25/03
Last Prin Pay	05/25/07	06/25/06	10/[illegible]5/05	06/25/05	11/25/04

Class 2A-1 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-00					
WAL (yr)	1.70	1.27	[illegible]	0.82	0.59
MDUR (yr)	1.67	1.25	[illegible]	0.81	0.58
First Prin Pay	09/25/03	09/25/03	09/[illegible]/03	09/25/03	09/25/03
Last Prin Pay	05/25/07	06/25/06	10/[illegible]/05	06/25/05	11/25/04

Class 2A-2 to Weighted Average Roll Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-00	3.342	3.282	3.[illegible]92	3.095	2.883
WAL (yr)	4.69	3.84	[illegible]	2.44	1.72
MDUR (yr)	4.25	3.53	2.[illegible]	2.30	1.65
First Prin Pay	05/25/07	06/25/06	10/[illegible]/05	06/25/05	11/25/04
Last Prin Pay	08/25/08	08/25/08	08/[illegible]/07	11/25/06	11/25/05

Class 2A-2 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-00	3.323	3.282	3.[illegible]92	3.095	2.883
WAL (yr)	5.13	3.84	[illegible]	2.44	1.72
MDUR (yr)	4.61	3.53	[illegible]	2.30	1.65
First Prin Pay	05/25/07	06/25/06	10/[illegible]5/05	06/25/05	11/25/04
Last Prin Pay	05/25/10	09/25/08	08/[illegible]5/07	11/25/06	11/25/05

This information is furnished to you solely by Greenwich Capital Markets, Inc. ("GCM") [illegible] not by the issuer of the securities or any of its affiliates. GCM is acting as the initial purchaser in connection with [illegible] proposed transaction.

Class 2A-3 to Weighted Average Roll Date

Flat Price	15% CPR	20% CPR	25[illegible] CPR	30% CPR	40% CPR
101-00	3.503	3.503	[illegible]472	3.405	3.256
WAL (yr)	4.99	4.99	[illegible]45	3.60	2.52
MDUR (yr)	4.48	4.48	[illegible]4	3.31	2.37
First Prin Pay	08/25/08	08/25/08	0[illegible]5/07	11/25/06	11/25/05
Last Prin Pay	08/25/08	08/25/08	0[illegible]25/08	08/25/07	06/25/06

Class 2A-3 to Maturity

Flat Price	15% CPR	20% CPR	25[illegible] CPR	30% CPR	40% CPR
101-00	3.380	3.460	[illegible]72	3.405	3.256
WAL (yr)	7.45	5.66	[illegible]	3.60	2.52
MDUR (yr)	6.41	5.02	[illegible]	3.31	2.37
First Prin Pay	05/25/10	09/25/08	0[illegible]5/07	11/25/06	11/25/05
Last Prin Pay	11/25/11	11/25/09	0[illegible]5/08	08/25/07	06/25/06

Class 2A-4 to Weighted Average Roll Date

Flat Price	15% CPR	20% CPR	25[illegible] CPR	30% CPR	40% CPR
101-00	3.439	3.439	[illegible]39	3.430	3.383
WAL (yr)	4.99	4.99	[illegible]	4.83	4.09
MDUR (yr)	4.49	4.49	[illegible]	4.36	3.74
First Prin Pay	08/25/08	08/25/08	0[illegible]	08/25/07	06/25/06
Last Prin Pay	08/25/08	08/25/08	0[illegible]	08/25/08	08/25/08

Class 2A-4 to Maturity

Flat Price	15% CPR	20% CPR	25[illegible] CPR	30% CPR	40% CPR
101-00	3.247	3.282	[illegible]22	3.350	3.351
WAL (yr)	12.99	10.10	[illegible]	6.63	4.68
MDUR (yr)	10.12	8.22	[illegible]	5.72	4.19
First Prin Pay	11/25/11	11/25/09	0[illegible]	08/25/07	06/25/06
Last Prin Pay	08/25/33	08/25/33	0[illegible]	08/25/33	08/25/33

Countrywide Hom ... ns

Series 2003-4

30 Year 3/1 Hybrid ARM Loans – C ... Mortgage Loans

Preliminary Collateral ... mation

As of August 1, .

Product	**Year 3/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon	4.25% (+/- 10 bps)
Weighted Average Net Margin	2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap	2.000%
Weighted Average First Rate Cap	2.000%
Weighted Average Max Rate	10.250% (+/- 10 bps)
Weighted Average Months to Roll	36 Months (+/- 2 Months)
Stated Remaining Term	360 Months
Weighted Average Servicing Fee	0.25%
Interest Only Loans	45% (+/- 5%)
Weighted Average LTV	70.0% (+/- 5%)
State Concentration	CA 55% Max
Cash-out Refinance	15% Approx. (+/- 5%)
Single Family	65% Approx. (+/- 5%)
Weighted Average FICO	720 Approx. (+/- 15)
Average Loan Balance	$500,000 Approx. (+/- $50,000)

Countrywide Home ...	
Series 2003-42	
30 Year 5/1 Hybrid ARM Loans - Gr ... Mortgage Loans	
Preliminary Collateral I ... ation	
As of August 1, 2 ...	
Product	**... ear 5/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon	4.65% (+/- 10 bps)
Weighted Average Net Margin	2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap	2.000%
Weighted Average First Rate Cap	5.000%
Weighted Average Max Rate	9.65000% (+/- 10 bps)
Weighted Average Months to Roll	60 Months (+/- 2 Months)
Stated Remaining Term	360 Months
Weighted Average Servicing Fee	0. ... rior to the initial reset date and 0.375% thereafter
Interest Only Loans	45% (+/- 5%)
Weighted Average LTV	70.0% (+/- 5%)
State Concentration	CA 65% Max
Cash-out Refinance	15% Approx. (+/- 5%)
Single Family	65% Approx. (+/- 5%)
Weighted Average FICO	720 Approx. (+/- 15)
Average Loan Balance	$500,000 Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-42

Marketing Materials

$[3,899,900] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor


RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: July 8, 2003***

Countrywide Home Loans, Series 2003-42

$[3,899,900] (Approximate, Subject to +/- 5% Variance)
Privately Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal (1) Amount (Approx.)	WAL (Yrs) To Call/Mat (2)	Pmt Window (Mths) To Call/Mat (2)	Certificate Interest Rate	Tranche Type	Expected Ratings [Moody's/S&P]
B-3	$[1,200,000]	5.16/5.83	1-91/1-360	(3)	Subordinate	[Ba2/BB]
B-4	$[900,000]	5.16/5.83	1-91/1-360	(3)	Subordinate	[B2/B]
B-5	$[1,799,900]	5.16/5.83	1-91/1-360	(3)	Subordinate	[NR/NR]
Total:	$[3,899,900]					

(1) The Privately Offered Certificates (as described herein) represent interests in a pool of 3/1 and 5/1 adjustable rate Mortgage Loans. Class sizes are subject to final collateral pool size and rating agency approval and may increase or decrease by up to 5%.

(2) WAL and Payment Window for the Class B-3, Class B-4 and Class B-5 Certificates are shown to the Optional Call Date (as defined herein) and to maturity.

(3) For every Distribution Date, the Class B-3, Class B-4 and Class B-5 Certificates will have an interest rate equal to the Net WAC of the Mortgage Loans.

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: [Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Expected Pricing Date: On or about July [11], 2003.

Closing Date: On or about August 28, 2003.

Distribution Date: The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.

Certificates: The Class B-3, Class B-4 and Class B-5 Certificates ("***Privately Offered Certificates***") are being offered privately.

The "***Senior Certificates***" will consist of the Class 1-A, Class 2A-1, Class 2A-2, Class 2A-3, Class 2A-4 (the "***Class A Certificates***"), Class X-1, Class X-2 (the "***Class X Certificates***") and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates,***" together with the Senior Subordinate Certificates, the "***Subordinate Certificates.***" The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***"

Accrued Interest: The Privately Offered Certificates will settle with accrued interest. The price to be paid by investors for the Privately Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days).

Interest Accrual Period: The interest accrual period with respect to the Privately Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Registration: The Privately Offered Certificates will be made available in definitive fully registered physical form.

Federal Tax Treatment: It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.

ERISA Eligibility: The Privately Offered Certificates are ***not*** expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Privately Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws.

SMMEA Treatment: The Privately Offered Certificates will ***not*** constitute "mortgage related securities" for purposes of SMMEA.

Eligible Investors: Investors will be required to deliver representation letters that they are either qualified institutional buyers under Rule 144A or institutional accredited investors under Rule 501(a) of Regulation D. In addition, investors will be required to deliver a representation letter that their purchase will not be a prohibited transaction under ERISA.

Optional Termination: The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Weighted Average Roll Date: The Distribution Date in [April 2008] for the combined pool of Group I and Group II Mortgage Loans.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans:

As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[600,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36 months after the date of origination of each mortgage loan (***"3/1 Hybrid ARM Loans"*** or the ***"Group I Mortgage Loans"***) and (ii) approximately $[500,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 60 months after the date of origination of each mortgage loan (***"5/1 Hybrid ARM Loans"*** or the ***"Group II Mortgage Loans"***) and together with the Group I Mortgage Loans, the ***"Mortgage Loans"***).

A certain portion of the Group I and Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 3 or 5 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 27 or 25 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[600,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4 and Class B-5 Certificates (total subordination initially [0.45]%)

Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 Certificates (total subordination initially [0.30]%).

The Class B-5 Certificates will not have the benefit of any credit enhancement.

Shifting Interest: Until the first Distribution Date occurring after August [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2003 – August [2008]	0% Pro Rata Share
September [2008] – August [2009]	30% Pro Rata Share
September [2009] – August [2010]	40% Pro Rata Share
September [2010] – August [2011]	60% Pro Rata Share
September [2011] – August [2012]	80% Pro Rata Share
September [2012] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*; pro-rata, to the Senior Certificates (other than the Class X Certificates) until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the Certificates (other than the Class X Certificates) on a pro rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class, generally from the related loan group:
   i. Class A-1 Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   ii. Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates, principal sequentially from the related loan group allocable to such class until their respective certificate principal balances are reduced to zero[1];
4) To the Class 2A-1 Certificates, the Carryover Shortfall Amount and Yield Maintenance Amount, if any;
5) The Class X-1 and Class X-2 Certificates, concurrently, accrued interest from the related loan group;
6) Class M Certificates, accrued and unpaid interest at the Class M Certificate Interest Rate;
7) Class M Certificates, principal allocable to such Class;
8) Class B-1 Certificates, accrued and unpaid interest at the Class B1 Certificate Interest Rate;
9) Class B-1 Certificates, principal allocable to such Class;
10) Class B-2 Certificates, accrued and unpaid interest at the Class B2 Certificate Interest Rate;
11) Class B-2 Certificates, principal allocable to such Class;
12) Class B-3 Certificates, accrued and unpaid interest at the Class B3 Certificate Interest Rate;
13) Class B-3 Certificates, principal allocable to such Class;
14) Class B-4 Certificates, accrued and unpaid interest at the Class B4 Certificate Interest Rate;
15) Class B-4 Certificates, principal allocable to such Class;
16) Class B-5 Certificates, accrued and unpaid interest at the Class B5 Certificate Interest Rate;
17) Class B-5 Certificates, principal allocable to such Class;
18) Class A-R Certificate, any remaining amount.

(1) *Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.*

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which hey are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Classs B-3 to Optional Call Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
85-18+	6.225	6.984	7.638	8.227	9.479
WAL (yr)	8.21	6.27	5.16	4.43	3.35
MDUR (yr)	6.34	5.04	4.27	3.74	2.90
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	01/25/16	02/25/13	03/25/11	11/25/09	01/25/08

Class B-3 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
85-18+	6.047	6.721	7.283	7.771	8.766
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	6.66	5.34	4.57	4.05	3.25
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

Class B-4 to Optional Call Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
67-12	10.148	11.908	13.446	14.854	18.020
WAL (yr)	8.21	6.27	5.16	4.43	3.35
MDUR (yr)	5.80	4.63	3.94	3.46	2.68
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	01/25/16	02/25/13	03/25/11	11/25/09	01/25/08

Class B-4 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
67-12	9.831	11.432	12.787	13.977	16.509
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	5.95	4.78	4.10	3.64	2.91
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

Class B-5 to Option Call Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
32-00	25.224	30.558	35.200	39.488	49.817
WAL (yr)	8.21	6.27	5.16	4.43	3.35
MDUR (yr)	4.10	3.37	2.91	2.59	2.01
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	01/25/16	02/25/13	03/25/11	11/25/09	01/25/08

Class B-5 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
32-00	24.851	29.960	34.268	38.094	46.863
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	4.07	3.34	2.90	2.59	2.04
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

Countrywide Home Loans
Series 2003-42
30 Year 3/1 Hybrid ARM Loans – Group I Mortgage Loans
Preliminary Collateral Information
As of August 1, 2003

Product		**30 Year 3/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.25% (+/- 10 bps)
Weighted Average Net Margin		2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		2.000%
Weighted Average Max Rate		10.250% (+/- 10 bps)
Weighted Average Months to Roll		36 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25%
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 55% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-42
30 Year 5/1 Hybrid ARM Loans - Group II Mortgage Loans
Preliminary Collateral Information
As of August 1, 2003

Product		30 Year 5/1 Hybrid -- Fully Amortizing
Weighted Average Gross Coupon		4.65% (+/- 10 bps)
Weighted Average Net Margin		2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.65000% (+/- 10 bps)
Weighted Average Months to Roll		60 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 65% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans
Series 2003-42

Marketing Materials

$[17,100,000] (Approximate)

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing, LP
Master Servicer

CWMBS, Inc.
Depositor


RBS Greenwich Capital

Preliminary Term Sheet ***Date Prepared: July 8, 2003***

Countrywide Home Loans, Series 2003-42

$[17,100,000] (Approximate, Subject to +/- 5% Variance)
Publicly Offered Certificates
Adjustable Rate Residential Mortgage Loans

Class	Principal [(1)] Amount (Approx.)	WAL (Yrs) To Roll/Mat [(2)]	Pmt Window (Mths) To Roll/Mat [(2)]	Certificate Interest Rate	Tranche Type	Expected Ratings [Moody's/S&P]
M	$[9,000,000]	4.11/5.83	1-56/1-360	(3)	Subordinate	[Aa2/AA]
B-1	$[4,800,000]	4.11/5.83	1-56/1-360	(3)	Subordinate	[A2/A]
B-2	$[3,300,000]	4.11/5.83	1-56/1-360	(3)	Subordinate	[Baa2/BBB]
B-3	$[1,200,000]	Information Not Provided Hereby.			Subordinate	[Ba2/BB]
B-4	$[900,000]				Subordinate	[B2/B]
B-5	$[1,799,900]				Subordinate	[NR/NR]
Total:	**$[20,999,900]**					

(1) The Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates are backed by cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each Class of Certificates is subject to a 5% variance.

(2) WAL and Payment Window for the Class M, Class B-1 and Class B-2 Certificates are shown to the Weighted Average Roll Date (as defined herein) and to maturity.

(3) For every Distribution Date, the Class M, Class B-1 and Class B-2 will have an interest rate equal to the Net WAC of the Mortgage Loans.

Depositor: CWMBS, Inc.

Seller: Countrywide Home Loans, Inc. ("***Countrywide***").

Master Servicer: Countrywide Home Loans Servicing LP

Underwriter: Greenwich Capital Markets, Inc ("***RBS Greenwich Capital***").

Trustee: The Bank of New York.

Rating Agencies: [Moody's and S&P] will rate the Certificates, except the Class B-5 Certificates. The Class B-5 Certificates will not be rated. It is expected that the Certificates will be assigned the credit ratings on page 2 of this Preliminary Term Sheet.

Cut-off Date: August 1, 2003.

Expected Pricing Date: On or about July [11], 2003.

Closing Date: On or about August 28, 2003.


RBS Greenwich Capital

Distribution Date:	The 25th of each month (or if such day is not a business day, the next succeeding business day), commencing in September 2003.
Certificates:	The Class M, Class B-1 and Class B-2 Certificates ("***Offered Certificates***") are being offered publicly. The "***Senior Certificates***" will consist of the Class 1-A, Class 2A-1, Class 2A-2, Class 2A-3, Class 2A-4 (the "***Class A Certificates***"), Class X-1, Class X-2 (the "***Class X Certificates***") and the Class A-R Certificate. The Class M, Class B-1 and Class B-2 Certificates will be referred to herein as the "***Senior Subordinate Certificates***" and the Class B-3, Class B-4 and Class B-5 Certificates will be referred to herein as the "***Junior Subordinate Certifcates***," together with the Senior Subordinate Certificates, the "***Subordinate Certificates***." The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates***."
Accrued Interest:	The Offered Certificates will settle with accrued interest. The price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date ([27] days).
Interest Accrual Period:	The interest accrual period with respect to the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Registration:	The Offered Certificates will be made available in book-entry form through DTC. It is anticipated that the Offered Certificates will also be made available in book-entry form through Clearstream, Luxembourg and the Euroclear System.
Federal Tax Treatment:	It is anticipated that the Certificates (other than the Class A-R Certificates) will be treated as REMIC regular interests for federal tax income purposes. The Class A-R Certificate will be treated as a REMIC residual interest for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Internal Revenue Code or other similar laws. The Class A-R Certificate is not expected to be ERISA eligible.
SMMEA Treatment:	The Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class B-1 and Class B-2 Certificates ***will not*** constitute "mortgage related securities" for purposes of SMMEA
Optional Termination:	The terms of the transaction allow for a termination of the Certificates, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to or less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").
Weighted Average Roll Date:	The Distribution Date in [April 2008] for the combined pool of Group I and Group II Mortgage Loans.

This information is furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities or any of its affiliates. Greenwich Capital Markets, Inc. is acting as Underwriter and not acting as Agent for the issuer or its affiliates in connection with the proposed transaction.

This Preliminary Term Sheet is provided for information purposes only, and does not constitute an offer to sell, nor a solicitation of an offer to buy, the referenced securities. It does not purport to be all-inclusive or to contain all of the information that a prospective investor may require to make a full analysis of the transaction. All amounts are approximate and subject to change. The information contained herein supersedes information contained in any prior term sheet for this transaction. In addition, the information contained herein will be superseded by information contained in term sheets circulated after the date hereof and by information contained in the Prospectus and Prospectus Supplement for this transaction. An offering may be made only through the delivery of the Prospectus and Prospectus Supplement.

Pricing Prepayment Speed: The Class A Certificates will be priced to a prepayment speed of [25]% CPR.

Mortgage Loans: As of the Cut-off Date, the aggregate principal balance of the mortgage loans described herein is approximately $[600,000,000], of which: (i) approximately $[100,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 36 months after the date of origination of each mortgage loan ("***3/1 Hybrid ARM Loans***" or the "***Group I Mortgage Loans***") and (ii) approximately $[500,000,000] will consist of a pool of non-convertible, adjustable rate One-Year LIBOR indexed mortgage loans with initial rate adjustments occurring approximately 60 months after the date of origination of each mortgage loan ("***5/1 Hybrid ARM Loans***" or the "***Group II Mortgage Loans***") and together with the Group I Mortgage Loans, the "***Mortgage Loans***").

A certain portion of the Group I and Group II Mortgage Loans (see attached preliminary collateral summary) are scheduled to pay interest only for the first 3 or 5 years of their term, as applicable, and, thereafter, will pay scheduled principal, in addition to interest, in an amount sufficient to fully amortize such Mortgage Loans over their remaining 27 or 25 year term, as applicable. The Mortgage Loans are secured by first liens on one- to four-family residential properties. See the attached preliminary collateral information.

On the Closing Date, the aggregate principal balance of the Mortgage Loans as of the Cut-off Date is expected to be approximately $[600,000,000], subject to an increase or decrease of up to 5%. It is expected that the characteristics of the Mortgage Loans on the Closing Date will be substantially similar to the characteristics of the Mortgage Loans described herein. The initial principal balance of any of the Class A Certificates on the Closing Date is subject to an increase or decrease of up to 5% from amounts shown on the front cover hereof.

Credit Enhancement:

Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1 Class B-2 Class B-3 Class B-4 and Class B-5 Certificates, initially [2.00]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially [1.20]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-4 Certificates, initially [0.65]% total subordination.

Shifting Interest:

Until the first Distribution Date occurring after August [2008], the Subordinate Certificates will be locked out from receipt of unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their increasing portions of unscheduled principal.

The prepayment percentages on the Subordinate Certificates are as follows:

Periods:	Unscheduled Principal Payments (%)
September 2003 – August [2008]	0% Pro Rata Share
September [2008] – August [2009]	30% Pro Rata Share
September [2009] – August [2010]	40% Pro Rata Share
September [2010] – August [2011]	60% Pro Rata Share
September [2011] – August [2012]	80% Pro Rata Share
September [2012] and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided by the Subordinate Certificates doubles (from the initial credit enhancement) unscheduled principal payments will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement provided by the Subordinate Certificates has doubled (subject to the performance triggers described in the prospectus supplement), (i) prior to the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to only 50% of their pro rata share of unscheduled principal payments or (ii) on or after the Distribution Date in [September 2006], the Subordinate Certificates will be entitled to 100% of their pro rata share of unscheduled principal payments.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the current senior percentage (aggregate principal balance of the Senior Certificates, divided by the aggregate principal balance of the Mortgage Loans) exceeds the applicable initial senior percentage (aggregate principal balance of the Senior Certificates as of the Closing Date, divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date), the Senior Certificates will receive all principal prepayments for the Mortgage Loan group, regardless of any prepayment percentages.

Allocation of Realized Losses:

Any realized losses, other than excess losses, on the Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of payment priorities, in each case until the respective class principal balance has been reduced to zero; and *second*; pro-rata, to the Senior Certificates (other than the Class X Certificates) until each class principal balance has been reduced to zero.

Excess losses (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated to the Certificates (other than the Class X Certificates) on a pro rata basis.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Class A-R and Class A Certificates, accrued and unpaid interest, at the related Certificate Interest Rate, generally from the related loan group;
2) Class A-R Certificate, principal, until its balance is reduced to zero;
3) Class A Certificates, principal allocable to such Class, generally from the related loan group:
   i. Class A-1 Certificates, principal from the related loan group allocable to such class until its certificate principal balance is reduced to zero[1];
   ii. Class 2A-1, Class 2A-2, Class 2A-3 and Class 2A-4 Certificates, principal sequentially from the related loan group allocable to such class until their respective certificate principal balances are reduced to zero[1];
4) To the Class 2A-1 Certificates, the Carryover Shortfall Amount and Yield Maintenance Amount, if any;
5) The Class X-1 and Class X-2 Certificates, concurrently, accrued interest from the related loan group;
6) Class M Certificates, accrued and unpaid interest at the Class M Certificate Interest Rate;
7) Class M Certificates, principal allocable to such Class;
8) Class B-1 Certificates, accrued and unpaid interest at the Class B1 Certificate Interest Rate;
9) Class B-1 Certificates, principal allocable to such Class;
10) Class B-2 Certificates, accrued and unpaid interest at the Class B2 Certificate Interest Rate;
11) Class B-2 Certificates, principal allocable to such Class;
12) Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the respective Certificate Interest Rates and the respective shares of principal allocable to such Classes;
13) Class A-R Certificate, any remaining amount.

(1) *Under certain delinquency and loss scenarios (as described in the Prospectus Supplement), principal from one loan group is used to pay the Class A Certificates related to the other loan group.*

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Yield Tables (%)

Class M to Weighted Average Roll Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-00+	4.010	4.000	3.987	3.972	3.930
WAL (yr)	4.54	4.34	4.11	3.90	3.43
MDUR (yr)	4.05	3.88	3.69	3.51	3.11
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	04/25/08	04/25/08	04/25/08	04/25/08	04/25/08

Class M to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
101-00+	3.655	3.744	3.799	3.834	3.861
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	7.18	5.77	4.93	4.36	3.50
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

Class B-1 to Weighted Average Roll Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-03	4.236	4.236	4.235	4.232	4.224
WAL (yr)	4.54	4.34	4.11	3.90	3.43
MDUR (yr)	4.04	3.88	3.68	3.50	3.10
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	04/25/08	04/25/08	04/25/08	04/25/08	04/25/08

Class B-1 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
100-03	3.783	3.902	3.984	4.044	4.123
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	7.15	5.74	4.90	4.34	3.48
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

Class B-2 to Weighted Average Roll Date

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-05+	4.465	4.474	4.485	4.496	4.522
WAL (yr)	4.54	4.34	4.11	3.90	3.43
MDUR (yr)	4.03	3.87	3.68	3.50	3.09
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	04/25/08	04/25/08	04/25/08	04/25/08	04/25/08

Class B-2 to Maturity

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-05+	3.912	4.063	4.173	4.257	4.388
WAL (yr)	9.09	7.03	5.83	5.06	3.94
MDUR (yr)	7.12	5.72	4.88	4.32	3.47
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	08/25/33	08/25/33	08/25/33	08/25/33	08/25/33

Countrywide Home Loans
Series 2003-42
30 Year 3/1 Hybrid ARM Loans – Group I Mortgage Loans
Preliminary Collateral Information
As of August 1, 2003

Product		**30 Year 3/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.25% (+/- 10 bps)
Weighted Average Net Margin		2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		2.000%
Weighted Average Max Rate		10.250% (+/- 10 bps)
Weighted Average Months to Roll		36 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25%
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 55% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

Countrywide Home Loans		
Series 2003-42		
30 Year 5/1 Hybrid ARM Loans - Group II Mortgage Loans		
Preliminary Collateral Information		
As of August 1, 2003		
Product		**30 Year 5/1 Hybrid -- Fully Amortizing**
Weighted Average Gross Coupon		4.65% (+/- 10 bps)
Weighted Average Net Margin		2.000% (+/- 5 bps)
Weighted Average Periodic Rate Cap		2.000%
Weighted Average First Rate Cap		5.000%
Weighted Average Max Rate		9.65000% (+/- 10 bps)
Weighted Average Months to Roll		60 Months (+/- 2 Months)
Stated Remaining Term		360 Months
Weighted Average Servicing Fee		0.25% prior to the initial reset date and 0.375% thereafter
Interest Only Loans		45% (+/- 5%)
Weighted Average LTV		70.0% (+/- 5%)
State Concentration		CA 65% Max
Cash-out Refinance		15% Approx. (+/- 5%)
Single Family		65% Approx. (+/- 5%)
Weighted Average FICO		720 Approx. (+/- 15)
Average Loan Balance		$500,000 Approx. (+/- $50,000)

CountryWide Mortgage Pass-Through Certs, Series 2003-42 CLASS 2A-1
DM-Yield Sensitivity Report

Settlement	08/28/03
Class Balance	$236,700,000
Coupon	1.240%
Cut-off Date	08/28/03
Next Payment Date	09/25/03
Call	Yes

Flat Price	15% CPR	20% CPR	25% CPR	30% CPR	40% CPR
99-24	0.277	0.327	0.379	0.433	0.553
99-24+	0.268	0.314	0.363	0.414	0.526
99-25	0.259	0.302	0.348	0.395	0.500
99-25+	0.249	0.290	0.332	0.376	0.473
99-26	0.240	0.277	0.316	0.357	0.447
99-26+	0.231	0.265	0.301	0.338	0.420
99-27	0.222	0.253	0.285	0.320	0.394
99-27+	0.213	0.240	0.270	0.301	0.368
99-28	0.203	0.228	0.254	0.282	0.341
99-28+	0.194	0.216	0.239	0.263	0.315
99-29	0.185	0.204	0.223	0.244	0.288
99-29+	0.176	0.191	0.208	0.225	0.262
99-30	0.167	0.179	0.192	0.206	0.236
99-30+	0.158	0.167	0.177	0.187	0.209
99-31	0.148	0.155	0.161	0.168	0.183
99-31+	0.139	0.142	0.146	0.149	0.156
100-00	0.130	0.130	0.130	0.130	0.130
100-00+	0.121	0.118	0.114	0.111	0.104
100-01	0.112	0.105	0.099	0.092	0.077
100-01+	0.102	0.093	0.083	0.073	0.051
100-02	0.093	0.081	0.068	0.054	0.025
100-02+	0.084	0.069	0.052	0.035	-0.002
100-03	0.075	0.056	0.037	0.016	-0.028
100-03+	0.066	0.044	0.021	-0.002	-0.054
100-04	0.057	0.032	0.006	-0.021	-0.081
100-04+	0.048	0.020	-0.009	-0.040	-0.107
100-05	0.038	0.007	-0.025	-0.059	-0.133
100-05+	0.029	-0.005	-0.040	-0.078	-0.160
100-06	0.020	-0.017	-0.056	-0.097	-0.186
100-06+	0.011	-0.029	-0.071	-0.116	-0.212
100-07	0.002	-0.041	-0.087	-0.135	-0.239
100-07+	-0.007	-0.054	-0.102	-0.153	-0.265
100-08	-0.016	-0.066	-0.118	-0.172	-0.291
WAL (yr)	1.70	1.27	1.00	0.82	0.59
MDUR (yr)	1.67	1.25	0.99	0.81	0.58
First Prin Pay	09/25/03	09/25/03	09/25/03	09/25/03	09/25/03
Last Prin Pay	05/25/07	06/25/06	10/25/05	06/25/05	11/25/04